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                 January 10, 2024

       Michael Zemetra
       Chief Financial Officer
       Veritone, Inc.
       1615 Platte Street, 2nd Floor
       Denver, Colorado 80202

                                                        Re: Veritone, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 3,
2024
                                                            File No. 333-276363

       Dear Michael Zemetra:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334
       with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology